Exhibit 1

The name, business address and present principal occupation of each of the executive officers and persons controlling Crescent Capital VI, L.L.C. are set forth below.  Each of these persons is a United States citizen.

Name (Business Address)	Position with Reporting Person	Principal Occupation
Jeffery D. Gow (11624 S.E. 5th Street, Suite 200 Bellevue, WA 98005)	Managing member	President of Polygon Northwest Company
Steve Wasson (P.O. Box 75 Lake Oswego, OR 97034)	Member	Investor
Gary Young (11624 S.E. 5th Street, Suite 200 Bellevue, WA 98005)	Member	Senior Vice President of Polygon Northwest Company